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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Subject Company (Issuer))

           CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               STACIE YATES, ESQ.
                          11 MADISON AVENUE, 13TH FLOOR
                               NEW YORK, NY 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                   KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
                                 75 STATE STREET
                                BOSTON, MA 02109

                                   MAY 3, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

 Transaction Valuation: $7,000,000(a)       Amount of Filing Fee: $823.90 (b)

(a)  Calculated as the aggregate maximum value of Interests being purchased.

(b)  Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

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/ /  Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:_______________________
     Form or Registration No.:_____________________
     Filing Party:_________________________________
     Date Filed:___________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.   SUMMARY TERM SHEET.

     CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to $7,000,000 of the net assets of the Fund from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term "Interest" or "Interests" refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member's Interest as the context requires. Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Tuesday, May 31, 2005 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of June 30, 2005, or at a later date determined by the Fund if the Offer is extended (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year-ended March 31, 2006, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests. Assuming a June 30, 2005 Valuation Date, the Fund expects that the audit will be completed by the end of May 2006.

     A Member may tender his or her entire Interest or a portion of his or her Interest. If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, deposit into an interest bearing escrow account an amount of underlying hedge fund securities

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being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase. The Member will receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Limited Liability Company Agreement dated as of December 15, 2004 (as it may be amended, modified or otherwise supplemented from time to time, the "LLC Agreement")) determined as of the Valuation Date. The Member will receive an initial payment (the "Initial Payment") in an amount equal to approximately 95% (100% in the case of a Member that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Initial Payment will be paid to the Member approximately one month after the Valuation Date (the "Initial Payment Date"). In the case of a Member that tenders its entire Interest, the Member will receive a payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The escrow account will be held by PFPC Inc. (referred to herein as "PFPC" or the "Administrator") on the Member's behalf.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

     Partial Interests will be repurchased on a "first in-first out" basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

     The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Interests being tendered. If the Fund accepts the tender of the Member's Interest, the Fund will make payment for Interests it purchases in the form of cash distributions equal to the value of the Interests repurchased, however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

     Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on Tuesday, May 31, 2005 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member's tender of an Interest on or prior to June 28, 2005 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after the Notice Due Date.

     If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to CSFB Alternative Capital Long/Short Equity Master Fund, LLC, c/o PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, Attention: Tender Offer Administrator; or (ii) fax it to

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PFPC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on May 31, 2005. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON MAY 31, 2005). The value of the Interests may change between April 4, 2005 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Interests being purchased will be determined. Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PFPC, at (800) 348-1824 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on May 31, 2005, a Member that tenders its entire Interest will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member's Interest is calculated, notwithstanding the Fund's acceptance of the Member's Interest for purchase.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is "CSFB Alternative Capital Long/Short Equity Master Fund, LLC". The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at Eleven Madison Avenue, New York, NY, 10010-3629 and its telephone number is (877) 435-5264.

          (b) The title of the securities that are the subject of the Offer is "outstanding units of interests," or portions thereof, in the Fund. As of the close of business on April 4, 2005, there were approximately $99,400,000 of Interests issued and outstanding. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to $7,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

          (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

     The name of the filing person (I.E., the Fund and the subject company) is "CSFB Alternative Capital Long/Short Equity Master Fund, LLC". The Fund's principal executive office is located at Eleven Madison Avenue, New York, NY, 10010-3629 and the telephone number is (877) 435-5264. The investment manager of the Fund is CSFB Alternative Capital, Inc. (the "Investment Manager"). The principal executive office of the Investment Manager is located at Eleven Madison Avenue, New York, NY, 10010-3629. The Fund's board of managers (the "Board of Managers") are Karin Bonding, Philip Chenok, Charles Hurty and James Vos. Their address is c/o the Fund at Eleven Madison Avenue, New York, NY, 10010-3629.

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ITEM 4.   TERMS OF THE TENDER OFFER.

          (a) (1) (i)   Subject to the conditions set out in the Offer, the Fund
will purchase Interests in an amount up to $7,000,000 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on Tuesday, May 31, 2005 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

          (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2005, or, if the Offer is extended, as of any later Valuation Date. See Item 4(a)(1)(v) below.

     A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date. The Fund will then deposit into an interest bearing escrow account an amount of underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase. Members will be paid an amount equal to the value, determined as of the Valuation Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). On the Initial Payment Date, Members will receive the Initial Payment in an amount equal to approximately 95% (100% in the case of a Member that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within one month after the Valuation Date. In the case of a Member that tenders its entire Interest, the Member will receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

     Generally, payment for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased. However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

     A Member who tenders for repurchase only a portion of the Member's Interests is required to maintain a capital account balance of $50,000. If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member's Interests.

          (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Tuesday, May 31, 2005. Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

          (iv)    Not applicable.

          (v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by

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notifying Members of such extension. If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated May 3, 2005, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

          (vi) Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, May 31, 2005 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Member's tender of an Interest on or prior to June 28, 2005 (I.E., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such Notice Due Date.

          (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to PFPC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on May 31, 2005 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

     Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

          (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

          (ix) If Interests in excess of $7,000,000 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a

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pro rata basis based on the aggregate net asset value of tendered Interests. The
Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

          (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund's Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

          (xi)    Not applicable.

          (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Fund purchases a Member's entire interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

                  (2)  Not applicable.

          (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on April 4, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager. The Registration Statement also states that the

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Investment Manager expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members quarterly each year. The Fund commenced operations on April 4, 2005 and has not previously offered to purchase Interests from Members pursuant to written tenders.

     The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or members of the Board of Managers or any person controlling the Fund or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6.   PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

          (c) None of the Fund, the Investment Manager or the Board of Managers or any person controlling the Fund or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Investment Manager), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed $7,000,000 of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interest repurchased, however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

          (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

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          (c)     Not applicable.

          (d) None of the Fund, the Investment Manager or the Board of Managers or any person controlling the Fund or the Investment Manager has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)     Not applicable.

          (b) There have been no transactions involving Interests that were affected during the past 60 days by the Fund, the Investment Manager, any member of the Board of Managers or any person controlling the Fund or the Investment Manager.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) The Fund commenced operations on April 4, 2005. Reference is made to the Statement of Assets and Liabilities dated February 24, 2005, which was filed with the Securities and Exchange Commission on Form N-2 on April 4, 2005 and which is incorporated by reference in its entirety for the purpose of filing this Schedule TO. The Fund is scheduled to file an audited annual report to Investors on Form N-CSR by May 30, 2006, and mail such report to Investors on or about May 30, 2006.

                  (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

                  (3)  Not applicable.

                  (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

                                        9
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ITEM 11.  ADDITIONAL INFORMATION.

          (a)     (1)  None.

                  (2)  None.

                  (3)  Not applicable.

                  (4)  Not applicable.

                  (5)  None.

          (b)     None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

          A. Cover Letter to Offer to Purchase and Letter of Transmittal.

          B. Offer to Purchase.

          C. Form of Letter of Transmittal.

          D. Form of Notice of Withdrawal of Tender.

          E. Forms of Letters to Members.

                                       10
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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.


                  CSFB ALTERNATIVE CAPITAL LONG/SHORT EQUITY MASTER
                  FUND, LLC
                  By: /s/ James H. Vos*
                      ----------------------------
                      Name:  James H. Vos
                      Title: President and Manager


May 3, 2005

                 *By: /s/ Stacie Yates
                      ----------------------------
                      Stacie Yates
                      Attorney-In-Fact
                      May 3, 2005

* Power of Attorney is hereby incorporated by reference to exhibits(s) to the Registration Statement filed on Form N-2 on April 4, 2005.

                                       11
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                                  EXHIBIT INDEX

EXHIBITS

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.